October 24, 2016

VIA EDGAR

Pamela Long

Assistant Director

AD Office 6—Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GTY Technology Holdings Inc.
Registration Statement on Form S-1
Filed September 26, 2016, as amended
File No. 333-213809

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of GTY Technology Holdings Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 P.M. EST on October 26, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 387 copies of the Preliminary Prospectus dated October 17, 2016 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

As Representative of the several
Underwriters

By: Citigroup Global Markets Inc.

By	/s/ Neil Shah
Name:	Neil Shah
Title:	Managing Director